                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For June 29, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                    -----                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                           No   X
                               -----                        -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) today announced that Kabir Ahmed will step down as Chairman of the Board, effective July 7,
2006.

"On behalf of Northwestern's Board of Directors, I would like to thank Mr. Ahmed for his contributions and dedication to the company," said Marek Kreczmer,
President and CEO of Northwestern. "Mr. Ahmed has been involved with
Northwestern from its beginnings as a small exploration start-up through to its current position as an emerging uranium explorer. We wish him well in his future endeavors."

"I am very proud of Northwestern and its long list of accomplishments," said outgoing Chairman Kabir Ahmed. "Having fulfilled my mandate to our shareholders,
I am leaving the company in a strong financial position, with promising land holdings and in the capable hands of a skilled and an experienced Board of
Directors and management team."

Mr. Ahmed is leaving Northwestern to pursue other professional opportunities and continue leading the development of start-up companies, and will also assist
Northwestern in an orderly transition. Northwestern's Board of Directors has decided not to elect a new Chairman at this time."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Marek Kreczmer
                                           ----------------------
                                               Marek Kreczmer
                                             President and CEO

Date: June 29, 2006